Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-83492


PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED JUNE 3, 2002

                                  $175,000,000

                           GTECH Holdings Corporation

               1-3/4% Convertible Debentures due December 15, 2021
                     fully and unconditionally guaranteed by

                GTECH Corporation and Certain of its Subsidiaries

                                     -------

         This prospectus supplement no. 1 relates to the resale by the selling securityholders (including their pledgees, donees, assignees, transferees, successors and others who later hold any of their interests) of 1-3/4% Convertible Debentures due December 15, 2021 issued by GTECH Holdings Corporation and the shares of GTECH common stock issuable upon conversion of those debentures.

         This prospectus supplement should be read in conjunction with the prospectus dated June 3, 2002, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. Terms used in this prospectus supplement and not otherwise defined herein have the meanings with which they are used in the prospectus.

         Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The table of selling securityholders contained in the prospectus is hereby amended to add the entities named below as selling securityholders.

                                                                    Aggregate                         Number of
                                                                    Principal                         Shares of      Percentage of
                                                                    Amount of       Percentage of    GTECH Common    Shares of GTECH
                                                                  Debentures That   Debentures      Stock That May   Common Stock
                         Name                                       May Be Sold     Outstanding       Be Sold (1)    Outstanding (2)

Amerisure Mutual Insurance Company ..............................   $  275,000         *              10,000               *
BGI Global Investors c/o Forest Investment Mngt L.L.C ...........   $   85,000         *               3,090               *
Credit Suisse First Boston Corp. (3) ............................   $  857,000         *              31,163               *
Forest Alternative Strategies II ................................   $   23,000         *                 836               *
Forest Fulcrum Fund L.L.P .......................................   $  325,000         *              11,818               *
Forest Global Convertible Fund Series A-5 .......................   $1,214,000         *              44,145               *
Hamilton Multi-Strategy Master Fund, L.P. .......................   $  500,000         *              18,181               *
LLT Limited .....................................................   $   85,000         *               3,090               *
Lyxor Master Fund c/o Forest Investment Mngt. L.L.C .............   $  337,000         *              12,254               *
RBC Capital Services Inc. c/o Forest Investment Mngt L.L.C ......   $   47,000         *               1,709               *
Relay 11 Holdings c/o Forest Investment Mngt. L.L.C .............   $   42,000         *               1,527               *
Sylvan (IMA) Ltd c/o Forest Investment Mngt. L.L.C ..............   $  190,000         *               6,909               *
Zurich Master Hedge Fund c/o Forest Investment Mngt L.L.C .......   $  152,000         *               5,527               *

          In addition, the following represents updated information regarding the selling securityholders listed in the table of selling securityholders in the prospectus:

All other holders of debentures or future pledgees,
donees, assignees, transferees or successors of any
such holders (4)(5) .............................................  $22,730,000       12.99%          826,545           1.42%

----------

(1) Assumes conversion of all of the holder's debentures at a conversion price of $27.50 per share of common stock. This conversion price is subject to adjustment, however, as described under "Description of Debentures--Conversion Rights--Conversion Price Adjustments" beginning on page 19 of the prospectus. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Does not include shares of GTECH common stock that we may issue upon purchase of debentures by us at the option of the holder.

(2) Calculated according to Rule 13d-3(d)(i) of the Exchange Act, using 57,270,958 shares of common stock outstanding as of May 24, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of GTECH common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures. Does not include shares of GTECH common stock that we may issue upon purchase of debentures by us at the option of the holder.

(3) Credit Suisse First Boston Corp. acted as representative of the initial purchasers in connection with the original issuance of the debentures.

(4) Information about other selling securityholders will be set forth in additional prospectus supplements, if required.

(5) Except as set forth above, assumes that any other holders of debentures, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of debentures, do not beneficially own any shares of GTECH common stock other than the shares of common stock issuable upon conversion of the debentures at the conversion rate.

                                  -------------

          Investing in the debentures involves risks that are described in the prospectus, including the section captioned "Risk Factors" beginning on page 6 of the prospectus.

             The date of this prospectus supplement is June 12, 2002